Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 19, 2025

Name of Registrant: The Travelers Companies, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Travelers Companies, Inc. (TRV)

Resisting Climate Alarmism, Restoring Fiduciary Duty: Vote NO on Proposal 5

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Travelers shareholders to vote NO on Proposal #5, “Shareholder Proposal Relating to a Report on Climate-Related Pricing and Coverage Decisions.”

      Supporting Statement

While debates over corporate climate policies have their place, particularly among legitimate non-activist shareholders who invest for the purpose of return, there’s no question that such debates are often hijacked by profoundly unrealistic activist demands that view climate-related questions as opportunities to advance anti-fiduciary agendas.

Proposal 51 is an example of such hijacking, asking Travelers to report on how it factors climate driven criteria into its coverage decisions. Yet the asks contained within evince a view of corporate climate policy that values adherence to anti-business talking points more than genuine fiduciary responsibility. Proposal 5 represents the kind of activist dogma that will misallocate valuable resources and pose a threat to the continued success of Travelers Insurance (and the continued coverage that such success demonstrably provides).

      Playing Politics, Not Prudent Business

Proposal 5 maintains that “National insurance underwriting losses have risen dramatically, reaching a 10-year high of $38 billion in 2023, primarily due to climate-related factors.” Yet understated in the proposal’s analysis is the role of inflation in rising insurance costs, despite the fact that inflation is referenced as a primary driver both in the company’s opposition statement and in the source that the proposal explicitly cites: “Economic inflation continued to do damage… where rising property replacement values and higher repair costs (for labor and materials) continue to pressure commercial insurance rates and reinsurance pricing upward.”

To that point, it might seem unclear how the scrutiny that the proposal requests is any different from normal business analysis surrounding coverage that factors in climate-related issues. This already happens, and is a key component of Travelers’ fiduciary duty. Yet, a clause later in the proposal makes it abundantly clear: “despite ever-growing climate-related losses, Travelers continues to invest in and underwrite high carbon emitting companies, accelerating climate impact.” Not only is this a blatantly political ask, but an incredibly narrow reading of what actually causes climate issues. It’s no secret that climate issues are driven by a variety of factors, yet the Proponent bafflingly chooses to isolate a factor that’s both critical to the wellbeing of the American economy and key to Traveler’s fiduciary duty. If ‘climate related losses’ is what’s to be avoided, why isn’t the Proponent asking Travelers to do risk analysis on clients based in coastal cities like Portland, San Francisco, New York & Los Angeles? The answer is a narrow, anti-hydrocarbon bias surrounding climate policies. That’s what the ask is: it has nothing to do with fiduciary duty or continued company success, but the Proponent’s personal politics.

1 https://s26.q4cdn.com/410417801/files/doc_financials/2024/ar/v2/2025-Proxy-Statement.pdf

The Proponent references the damage done by Travelers continuing to finance high carbon companies. Yet strangely absent from Proposal 5’s analysis is the risk to business success created by refusing to insure high carbon companies. At the domestic level, the result is obvious: Travelers loses revenue to its competitors by complying with activist demands to ditch high-carbon clients. At the international level, however, the result of a decreased American presence in traditional energy sectors would inevitably be a shifting balance of production to other prominent high-carbon countries, most notably among them geopolitical rivals such as China & Russia. The Proponent’s demand is, at its heart, a demand for Travelers to adopt political stances that not only cut the company away from high-value clients (and decrease its ability to outperform competitors) but incentivize severe social & geopolitical consequences.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.